Exhibit D-1

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2017 on Form 18-K filed with the SEC on September 26, 2018, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2017, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2017.

GENERAL

The Republic’s GDP increased by 5.2% in the second quarter of 2018. See “Recent Developments and Summary — Economic Developments” for more information.

In the wake of the coup attempt of July 15, 2016, over 100,000 people have been detained by public prosecutors pending trial in connection with the failed coup and over 100,000 government officials have been fired from various public institutions by statutory decrees under the state of emergency. In addition, more than 100 media outlets and more than 100 journalists have been detained or arrested. Following the failed coup, there have also been raids on businesses with suspected links to FETÖ. On July 8, 2018, 18,632 personnel from various public institutions were dismissed by a new statutory decree under the state of emergency. With the same decree, 148 people who had been dismissed from their jobs were reinstated. The State of Emergency Commission has received more than 100,000 appeals from those removed from public sector jobs by emergency decree, a portion of which have been reviewed and over 1,000 have resulted in the applicant being allowed to return to work. The state of emergency rule was extended for an additional three months beginning on January 19, 2018, following an advisory decision made by the National Security Council and the Parliament’s approval on January 18, 2018. The state of emergency rule was extended for an additional three months beginning on April 20, 2018, following an advisory decision made by the National Security Council and the Parliament’s approval on April 18, 2018. The state of emergency has not been extended beyond July 18, 2018.

In accordance with EU regulation 462/2013, Standard & Poor’s announced the dates for its release of solicited and unsolicited sovereign credit rating actions with respect to Turkey as February 23, 2018 and August 17, 2018, respectively. Fitch’s announced dates for solicited and unsolicited sovereign credit rating actions with respect to Turkey are January 19, 2018, July 13, 2018 and December 14, 2018. As Moody’s no longer rates Turkey from its European offices and is thus not required to publish a calendar by regulation, Moody’s has not published its calendar for Turkey.

On January 22, 2018, the Government announced an extension to the Credit Guarantee Fund scheme worth TL 55 billion (consisting of the remaining TL 50 billion from last year’s Fund scheme and TL 5 billion from returns). Under the new scheme, TL 25 billion of the total amount is strictly channeled towards industrial companies and TL 15 billion towards exporters. Special guarantee limits have been reserved for agricultural enterprises and female entrepreneurs. On May 18, 2018, the Credit Guarantee Fund introduced a new loan guarantee package of TL 35 billion. This package is allocated for use by enterprises with export operations and foreign exchange earning activities, together with use in business financing. On October 11, 2018, the Government announced that creditors will be able to restructure loans more than once and change the maturity of loans for credits pledged by the Credit Guarantee Fund, provided that after the opening date of the loans, their maturity will not exceed 96 months for business loans and 156 months for investment loans. The restructuring is expected to be implemented in a way that will not impose any additional burden on the Ministry of Treasury and Finance.

POLITICAL CONDITIONS

The latest general and presidential elections were held on June 24, 2018. According to the official results announced by the Supreme Election Council on July 4, 2018, President Erdoğan won an absolute majority in the presidential election with 52.59% of the vote. The Justice and Development Party (“AKP”) garnered 42.56% of the votes, the Republican People’s Party (“CHP”), 22.65%, the Nationalist Movement Party (“MHP”), 11.10%, the Peoples’ Democratic Party (“HDP”), 11.70% and the Good Party (“IYI”), 9.96%. Other parties and independent candidates received 2.03% of votes.

The elections results marked Turkey’s transition to an executive presidential system of government, abolishing the prime ministry post, among other constitutional changes. Statutory Decree No. 703, published on July 9, 2018, abolished some laws on the organization and function of some ministries and institutions. Under the decree, the Prime Ministry Undersecretariat of Treasury and the Ministry of Finance were consolidated into a single ministry called the “Ministry of Treasury and Finance” which is the agency with the authority to raise funding in international capital markets on behalf of the Republic.

In the recently established executive presidential system, the cabinet involves the following ministries: Ministry of Treasury and Finance, Ministry of Justice, Ministry of Interior, Ministry of National Education, Ministry of National Defense, Ministry of Health, Ministry of Energy and Natural Resources, Ministry of Environment and Urbanization, Ministry of Culture and Tourism, Ministry of Youth and Sports, Ministry of Transport and Infrastructure, Ministry of Foreign Affairs, Ministry of Labor, Social Services and Family, Ministry of Agriculture and Forestry, Ministry of Industry and Technology, and Ministry of Trade.

The following table sets forth the composition of the Assembly by total number of seats as of October 15, 2018:

Number of Seats
Justice and Development Party (AKP)	290
Republican People’s Party (CHP)	144
Peoples’ Democratic Party (HDP)	65
Nationalist Action Party (MHP)	50
İYİ Party	40
Felicity Party	2
Turkish Workers Party	2
Democrat Party	1
Grand Unity Party	1
Independent	1

Total	596

Source: The Grand National Assembly of Turkey

FOREIGN POLICY AND INTERNATIONAL RELATIONS

On April 27, 2018, Turkish Foreign Minister Mevlüt Çavuşoğlu visited Brussels to attend the NATO Foreign Ministers Meeting. On July 11-12 2018, President Erdogan attended the Summit of NATO Heads of State and Government in Brussels.

The European Union and the United Kingdom

On January 5, 2018, President Erdoğan made an official visit to France and had a meeting with French President Macron. During the meeting, Turkey awarded an 18-month contract to the Franco-Italian Eurosam consortium and its Turkish partners for the definition study of the future Turkish Long Range Air and Missile Defense System.

On February 15, 2018, Prime Minister Binali Yıldırım and German Chancellor Angela Merkel met in Berlin. During the meeting, the leaders addressed regional and international issues, including developments in Syria and the fight against terrorism, in addition to bilateral relations.

On March 6-7, 2018, Turkish Foreign Minister, Mevlüt Çavuşoğlu, and German Foreign Minister, Sigmar Gabriel, met in Berlin. During the meeting, the leaders focused on bilateral and regional relations regarding the fight against terrorism.

On March 26, 2018, President Erdoğan attended the Turkey-EU Summit in Varna, Bulgaria. During the visit, the parties exchanged views on Turkey’s European Union membership process and steps to be taken in the future regarding such membership process.

On May 13-15, 2018, President Erdoğan made an official visit to the United Kingdom. President Erdoğan met with Queen Elizabeth II and UK Prime Minister Theresa May. During the joint press conference concluding the visit, President Erdoğan stated that the leaders thoroughly discussed bilateral relations and exchanged views on what can be done to maintain the cooperation between the two countries post-Brexit and to further improve it.

In the meeting of the European Council held on June 28-29, 2018, the EU leaders agreed to launch a second €3 billion tranche of the Facility for Refugees in Turkey. On August 30-31, 2018, Foreign Minister Mevlüt Çavuşoğlu visited Vienna to attend the informal meeting of Foreign Ministers of the European Union (EU) member and candidate countries. Minister Çavuşoğlu and his Dutch counterpart Stef Blok announced that the appointment of the Ambassadors will take place as soon as possible in line with the decision on normalization of Turkey-Netherlands relations. On September 7, 2018, Saban Disli was appointed as Turkey’s The Hague Ambassador while the Dutch government appointed Marjanne de Kwaasteniet as the Ankara Ambassador.

On September 4, 2018, Foreign Minister Mevlut Cavusoglu met with his counterpart German Foreign Minister Heiko Maas in Ankara. During the meeting, the ministers addressed Turkish-German bilateral relations, Turkey’s EU process and current regional and international issues.

United States

On January 3, 2018, a jury in New York federal court found Mehmet Hakan Atilla, a former executive at Turkey’s majority state-owned Halkbank, guilty on charges that included bank fraud, conspiracies to evade U.S. sanctions against Iran and to commit money laundering. He was found not guilty on a money laundering charge. In a statement made after the verdict, counsel for Mehmet Hakan Atilla announced their intent to appeal. Mehmet Hakan Atilla’s sentencing, originally set for April 11, 2018, was first postponed to May 7, 2018 and then to May 16, 2018. On May 16, 2018, a New York judge sentenced Mehmet Hakan Atilla to 32 months in prison for his participation in a scheme to violate U.S. sanctions on Iran.

On February 15-16, 2018, U.S. Secretary of State Rex Tillerson made an official visit to Turkey and had several meetings with President Erdoğan and Minister Çavuşoğlu to discuss prominent issues in the public agenda of Turkey-U.S. relations. According to the joint statement released after the meeting, the two leaders reaffirmed their mutual commitment to each other’s security and defense.

On June 3-4, 2018, Turkish Foreign Minister Mevlüt Çavuşoğlu met with US Secretary of State Mike Pompeo in Washington. During the meeting, the leaders discussed Turkey-U.S. bilateral relations, matters related to the presence of the PYD/YPG and the PKK terrorist groups in the Syrian city of Manbij and other regional matters. According to the joint statement released after the meeting, the ministers endorsed a road map and underlined their commitment to its implementation.

On July 25, 2018, American Pastor Andrew Craig Brunson, who had been held in detention in Turkey on charges of committing crimes including spying for the PKK terror group and FETÖ, was moved from prison to house arrest, in accordance with a Turkish court ruling. In response to the detention of Brunson, the U.S. Treasury Department sanctioned Turkey’s Ministers of Justice and Interior. On August 3, 2018, President Erdoğan ordered authorities to freeze the assets of two U.S. officials in Turkey. On August 10, 2018, Donald Trump announced on Twitter a doubling of tariffs on steel and aluminum against Turkey. On October 12, 2018, Brunson was sentenced to three years and one and a half months in prison, but his sentence was reduced to time served, he was released and his travel ban was lifted.

Russia

On April 3, 2018, President Erdoğan met in Ankara with President Putin, who came to Turkey to attend the Trilateral Summit on Syria and the 7th meeting of the Turkey-Russia High-Level Cooperation Council. During the press conference following the meeting, President Erdoğan stated that they discussed political, military, commercial, economic and cultural aspects of the bilateral relations between the two countries in the meeting.

On August 13-14, 2018 and on August 23-25, 2018, Foreign Minister Mevlut Cavusoglu and Russian Foreign Minister Sergei Lavrov officially met and discussed bilateral issues as well as regional matters, particularly Syria.

On September 17, 2018, Turkey and Russia agreed to create a demilitarized zone in Syria’s Idlib region.

Iraq

As of March 23, 2018, Turkey lifted its ban on flights to the Northern Iraqi city of Erbil, which had been implemented since September 25, 2017. However, the flight ban to another Northern Iraqi city, Sulaymaniyah, continues.

Syria

On January 29-30, 2018, the Syrian National Dialogue Congress was held in Sochi. Parties at this two-day congress agreed to form a constitutional committee, which will include the Government of Syrian Arab Republic delegation, Opposition representatives in the intra-Syrian talks, Syrian experts, civil society, independents, tribal leaders and women. According to a statement released after the Congress, a final agreement on the mandate and terms of reference, powers, rules of procedure, and selection criteria for the composition of the committee is to be reached in the Geneva process led by the United Nations. On May 14-15, 2018, the ninth round of Astana meetings was held, during which the participants reviewed the implementation of the de-escalation memorandum, as well as the establishment of the Constitutional Committee which was declared at the Syrian National Dialogue Congress. The participants also addressed the issues surrounding the fight against terrorism in Syria and improvement of humanitarian access. On July 30-31, 2018, the tenth round of Astana meetings was held in Sochi. Along with establishing the Constitutional Committee and other ongoing issues regarding Syria, the issue of the Idlib de-escalation area was a main component of the agenda during the meeting.

On April 4, 2018, trilateral summit was held with the participation of Turkish President Erdoğan, Russian President Putin and Iranian President Rouhani. In a joint statement released after the meeting, the three guarantor countries expressed their joint determination to stand against separatist agendas aimed at undermining the sovereignty and territorial integrity of Syria as well as the national security of neighboring countries.

On September 17, 2018, President Erdoğan paid a one-day working visit to Sochi and met with President Putin. During the press conference following the meeting, the two leaders stated that they agreed to create a demilitarized zone in Syria’s city of Idlib. Turkey and Russia signed a memorandum of understanding calling for the stabilization of the situation in Idlib’s de-escalation zone.

On January 20, 2018, Turkey launched “Operation Olive Branch”, a military operation in Syria’s northern Afrin district along the Turkish-Syrian border to neutralize terrorist elements. “Operation Olive Branch” aims to clear the region of armed forces aligned with the PKK, including the PYD and YPG, that control the territory and who threaten the Republic’s national security and civilians’ safety in the region. Operation Olive Branch has been carried out on the basis of international law, in accordance with the right to self-defense as outlined in Article 51 of the UN Charter and the relevant UN Security Council resolutions 1373(2001), 1624(2005), 2170(2014) and 2178(2014) as well as in full respect of Syria’s territorial integrity. The Republic is continuing its humanitarian efforts to provide shelter to refugees fleeing the conflict in Syria. As of August 13, 2018, 203,300 Syrian refugees occupied accommodation centers throughout Turkey. The current phase of the operation is focused on ensuring security and stability (de-mining, establishing order, local governance and security, return of IDPs and refugees originally from Afrin) based on the principle of “local ownership.”

Palestine & Israel

On May 18, 2018, the Organization of Islamic Cooperation leaders held again an extraordinary summit in Istanbul in response to the developments in the State of Palestine, as a result of the ongoing violence against Palestinian protesters in the Gaza Strip and the inauguration of the U.S. Embassy in Jerusalem.

Qatar

On August 15, 2018, President Erdoğan and Emir Sheikh Tamim bin Hamad Al Thani of Qatar exchanged their views on bilateral relations and regional matters during the meeting at the Presidential Complex in Ankara. Qatar’s Emir Sheikh Tamim said that Qatar will rapidly implement an investment package of $15 billion in Turkey.

Africa

On July 25-27, 2018, President Erdoğan attended the BRICS Summit in Johannesburg, South Africa. During the summit, President Erdoğan met with presidents of BRICS countries including President Vladimir Putin of the Russian Federation, President Xi Jinping of China, and President Cyril Ramaphosa of the Republic of South Africa.

Asia-Pacific

On July 27, 2018, Foreign Minister Mevlut Cavusoglu went to Singapore for four days to take part in a series of events linked to the Association of Southeast Asian Nations foreign ministers’ meeting.

Azerbaijan

The Trans-Anatolian Natural Gas Pipeline Project (the “TANAP Project”), aiming to transport natural gas produced from Azerbaijan’s Shah Deniz-2 gas field and other areas of the Caspian Sea to Turkey and Europe, was officially launched on June 12, 2018.

ECONOMIC DEVELOPMENTS

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices and expressed in percentages) for the periods indicated:

GDP by Type of Economic Activity (in %)*		2018 Q1	2018 Q2
1.	A- Agriculture, forestry and fishing	2.5	4.0
2.	BCDE- Industry	22.5	22.0
3.	F- Construction	7.9	8.3
4.	GHI- Services	22.6	22.7
5.	J- Information and communication	2.3	2.4
6.	K- Financial and insurance activities	3.7	4.0
7.	L- Real estate activities	7.6	6.8
8.	MN- Professional, administrative and support service activities	5.5	5.2
9.	OPQ- Public administration, education, human health and social work activities	12.4	11.8
10.	RST- Other service activities	2.1	1.9
11.	Sectoral total	89.1	89.1
12.	Taxes-Subsidies	10.9	10.9
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates (in %)	Q1	Q2
2018	7.3	5.2

Source: TURKSTAT

In September 2018, CPI increased by 6.30% and domestic PPI increased by 10.88% as compared to the previous months. In September 2018, the Republic’s annual CPI and domestic PPI increased by 24.52% and 46.15%, respectively, as compared to the same month of the previous year.

On July 11, 2018, the Government offered an interest rate of 17.60% for its 10-year Government Bond, compared to 10.62% on July 19, 2017.

The calendar adjusted industrial production index increased by 5.6% in July 2018 compared to July 2017 (year on year).

The following table indicates unemployment figures for the periods indicated:

2018	Unemployment rate (in%)	Number of unemployed
January	10.8	3,409,000
February	10.6	3,354,000
March	10.1	3,210,000
April	9.6	3,086,000
May	9.7	3,136,000
June	10.2	3,315,000
July	10.8	3,531,000

Source: TURKSTAT

On April 9, 2018, a new set of economic incentives worth TL 135 billion (U.S.$33 billion) was announced to support 23 projects by 19 Turkish firms. The new incentives system aims to help manufacture high and medium scale value-added products, narrow the current deficit and increase the share of value-added products in exports. It is estimated that these incentives will add 169,000 jobs to the Turkish economy.

As of August 31, 2018, an amount of TL 312.4 billion has been disbursed under the Credit Guarantee Fund. Annual credit growth increased by 20.9% in 2017, compared to 16.7% in 2016 and 20.4% in 2015.

On September 20, 2018, the New Economy Program covering the 2019-2021 period (the “2019-2021 New Economy Program”) was announced. The main objectives of the 2019-2021 New Economy Program are economic balancing between 2018-2020, fiscal discipline accompanying economic balancing, and transformation in manufacturing and exports with a value-add perspective. The 2019-2021 New Economy Program sets a central government budget deficit target of 1.8% of GDP by the end of 2019, 1.9% of GDP by the end of 2020 and 1.7% of GDP by the end of 2021. In the 2019-2021 New Economy Program, the Government announced that the real GDP growth target is 2.3% for 2019, 3.5% for 2020 and 5.0% for 2021. The central government primary balance to GDP ratio target is a 0.8% surplus for 2019, 1.0% for 2020 and 1.3% for 2021. The general government deficit to GDP ratio target is 1.6% for 2019, 1.7% for 2020 and 1.6% for 2021. The EU defined general government debt to GDP ratio target is 28.5% for 2019, 28.2% for 2020 and 27.2% for 2021. The current account deficit to GDP ratio target is 3.3% for 2019, 2.7% for 2020 and 2.6% for 2021. The domestic savings to GDP ratio target is 25.3% for 2019, 26.3% for 2020 and 26.8% for 2021. The CPI inflation target is 15.9% for 2019, 9.8% for 2020 and 6.0% for 2021. The unemployment target is 12.1% for 2019, 11.9% for 2020 and 10.8% for 2021.

TOURISM

In August 2018, the number of foreign visitors visiting the Republic increased by approximately 15.56 to 5,383,332 as compared to the same month in 2017. Between January and August 2018, the number of foreign visitors visiting the Republic increased by approximately 22.92% to 27,023,134 as compared to the same period in 2017. According to the Turkish Statistical Institute, in the second quarter of 2018, tourism revenues increased by 30.1% compared to the same period of 2017.

EMPLOYMENT AND WAGES

As of July 2018, total civilian employment was approximately 29.3 million of whom approximately 19.7% were employed in agriculture, 19.5% in industry, 6.9% in construction and 53.9% in services sectors. In July 2018, the labor force participation rate was at 54.0%, compared to 53.7% in July 2017. There were approximately 4,131,000 public sector workers at the end of the second quarter of 2018.

As of September 2018, the total asset value of the Unemployment Insurance Fund amounted to TL 124.8 billion. The monthly return of the fund in September 2018 was 0.85%. As of September 2018, approximately 90.37% of the Unemployment Insurance Fund was invested in bonds and 9.63% of the assets were held in deposits.

As of June 2018, the number of pension funds offered to the public equaled 405. The total net asset value of these funds increased to approximately TL 84.1 billion as of June 2018 from TL 70.3 billion in June 2017.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In August 2018, the trade balance (according to provisional data) posted a deficit of U.S.$2.422 billion as compared to a deficit of U.S.$5.913 billion in the same period in 2017. In August 2018, total goods imported (c.i.f.), including gold imports, decreased by 22.7% to approximately U.S.$14.805 billion, as compared to approximately U.S.$19.162 billion during the same period in 2017. In August 2018, the import of capital goods, which are used in the production of physical capital, decreased by approximately 36.3% over the same period in 2017; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by approximately 16.5% over the same period in 2017; and the import of consumption goods decreased by approximately 42.4% over the same period in 2017. In August 2018, total goods exported (f.o.b.), decreased by 6.5% to approximately U.S.$12.383 billion, as compared to approximately U.S.$13.248 billion during the same period of 2017.

According to provisional data, foreign direct investment inflows into Turkey amounted to U.S.$737 million in August 2018.

The following table summarizes the balance of payments of Turkey for the period indicated:

in millions of U.S. dollars*	August 2018
CURRENT ACCOUNT	2,592
Trade Balance	-1,284
Goods Exports	13,079
Goods Imports	14,363
Services	4,627
Primary Income	-761
Secondary Income	10
CAPITAL ACCOUNT	22
FINANCIAL ACCOUNT	6,279
Direct Investment (net)	-737
Portfolio Investment (net)	1,786
Assets	821
Liabilities	-965
Other Investment (net)	13,305
Assets	10,090
Liabilities	-3,215
RESERVE ASSETS	-8,075
NET ERRORS AND OMISSIONS	3,665

*	Provisional

Source: Central Bank

In July 2018, the volume of crude oil imports increased by 5.76% compared to July 2017. In July 2018, natural gas imports decreased by 12.09% to 3,635.41 million cubic meters compared to 4,135.45 million cubic meters in July 2017. In July 2018, liquefied petroleum gas imports decreased by 5.13% to 287,073.170 tons compared to 302,607.474 tons in July 2017.

As of July 2018, total gross international reserves were approximately U.S.$128,673 million (compared to U.S.$130,986 million as of July 2017). As of July 2018, gold reserves were approximately U.S.$22,264 million (compared to U.S.$19,671 million as of July 2017) and the Central Bank gross foreign exchange reserves were approximately U.S.$78,460 million (compared to approximately U.S.$87,976 million as of July 2017).

As of August 31, 2018, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$36,391 million (compared to approximately U.S.$64,297 million as of August 31, 2017). As of August 31, 2018, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$11,972 million (compared to approximately U.S.$11,886 million as of August 31, 2017).

As of October 12, 2018, the Central Bank held approximately TL 18.6 billion in public sector deposits.

MONETARY POLICY

The following table sets forth the quarterly inflation path and uncertainty band for 2018:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2018

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source: Central Bank

On October 15, 2018, the Central Bank foreign exchange buying rate for U.S. dollars was TL 5.8113 per U.S. dollar.

The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, Euro, and Japanese Yen and against the U.S. Dollar-Euro currency basket:

Period-End Exchange Rates

2018**
Turkish Lira per U.S. Dollar	5.81
Turkish Lira per Euro	6.73
Turkish Lira per 100 Japanese Yen	5.19
Turkish Lira per Currency Basket *	6.27

*	The basket consists of U.S.$0.5 and €0.5.
**	As of October 15, 2018.

Source: Central Bank

In January 2018, the Central Bank released the first-quarter inflation report. The Central Bank revised its inflation forecast for 2018 from 7.0% to 7.9% and for 2019 from 6.0% to 6.5%. The Central Bank stated that the inflation outlook deteriorated in the fourth quarter of 2017 due to rising food prices as well as mounting cost pressures driven by exchange rates and commodity prices. It stated that the elevated levels of inflation and inflation expectations continue to pose risks to pricing behavior. The Central Bank noted that medium-term inflation expectations have not displayed any improvement, yet indicated that upside risks to inflation posed both by wage adjustments and pricing behavior persist. The Central Bank also noted that these risks may hinder expected improvement of the inflation outlook in early 2018. In April 2018, the Central Bank released the second-quarter inflation report. The Central Bank revised its inflation forecast for 2018 from 7.9% to 8.4% and kept 219 unchanged at 6.5%. The Central Bank stated that the annual consumer inflation is projected to fluctuate in the short term due to the lagged effects of exchange rate and oil price developments as well as base effects, while risks are judged to be on the upside. On July 24, 2018, the Monetary Policy Committee evaluated the medium-term inflation forecasts for the July Inflation Report. Accordingly, inflation projections were revised as follows: 13.4% at the end of 2018, 9.3% at the end of 2019, 6.7% at the end of 2020 and stabilizing around 5% over the medium term. The Committee kept the policy rate unchanged and stated that it will monitor pricing behavior, developments in global risk appetite, the contribution of fiscal policy to the rebalancing, and the lagged effects of the monetary policy closely in the coming period. In addition, the Committee noted that it will review the monetary policy stance if these factors deviate from the baseline scenario, depending on the change in the inflation outlook.

On April 25, 2018, the Monetary Policy Committee held a meeting at which it kept the one-week repo auction rate at 8.00%, the overnight borrowing interest rate at 7.25% and the marginal funding rate at 9.25%. However, the Committee increased the late liquidity window overnight lending rate from 12.75% to 13.5%. The Committee stated that recently released data indicated that economic activity maintains its strength, domestic demand continues to expand and external demand contributes positively to exports. The Committee also noted that current elevated levels of inflation and inflation expectations continue to pose risks on pricing behavior and that upside movements in import prices have increased such risks. Accordingly, the Committee decided to implement a measured monetary tightening to support price stability. The Committee also stated that the Central Bank will continue to use all available instruments in pursuit of the price stability objective. The Committee indicated that tight stance in monetary policy will be maintained decisively until inflation outlook displays a significant improvement, independent of base effects and temporary factors, and becomes consistent with the targets. The Committee further stated that inflation expectations, pricing behavior and other factors affecting inflation will be closely monitored and, if needed, further monetary tightening will be delivered.

On May 7, 2018, the Central Bank decreased the upper limit for the foreign exchange maintenance facility within the reserve options mechanism from 55% to 45%.

On May 9, 2018 the Central Bank increased the daily amount of Foreign Exchange Deposits against Turkish Lira Deposits auctions from U.S.$1.25 billion to U.S.$1.5 billion.

On May 23, 2018, the Monetary Policy Committee held a meeting at which it kept one-week repo auction rate at 8.00%, the overnight borrowing interest rate at 7.25% and the marginal funding rate at 9.25%. However, the Committee raised the late liquidity window overnight lending rate from 13.5% to 16.5%. The Committee stated that the recent unhealthy price formations in the markets and the ongoing increase in inflation expectations continue to pose risks to pricing behavior. Against this background, the Committee decided to implement a strong monetary tightening to support price stability. At the meeting, the Committee also agreed to simplify the operational framework in order to enhance the predictability of monetary policy and strengthen the transmission mechanism.

On May 28, 2018, the Central Bank has decided to complete the simplification process regarding the operational framework of the monetary policy by making the one-week repo rate the policy rate which will be equal to the current funding rate (16.50%). The Central Bank also stated that overnight borrowing and lending rates would be determined at 150 basis points below/above the one-week repo rate. The new operational framework took effect June 1, 2018. On June 7, 2018, the Monetary Policy Committee held a meeting during which it raised the policy rate (one week repo auction rate) from 16.5% to 17.75%. The Committee stated that with the strong policy response at the interim meeting on May 23, 2018 and the simplified operational framework, it has partially restrained the domestic financial market volatility. The Committee also noted that the current elevated levels of inflation and inflation expectations continue to pose risks on pricing behavior. Accordingly, the Committee decided to further strengthen the monetary tightening in June to support price stability.

On June 30, 2018, the Central Bank revised the monthly maximum contractual interest rate for the credit card borrowings as 2.02% for the Turkish Lira and 1.62% for foreign exchange transactions, whereas the monthly maximum overdue interest rate as 2.52% for the Turkish Lira and 2.12% for foreign exchange transactions.

On August 6, 2018, the Central Bank lowered the upper limit for the foreign exchange maintenance facility within reserve options mechanism from 45% to 40% in order to provide liquidity to banks.

On August 13, 2018, the Central Bank introduced Turkish Lira and foreign exchange liquidity management measures in order to support financial stability and sustain the effective functioning of markets. The Bank stated that it will provide all the liquidity the banks need. Turkish Lira liquidity management measures include revision of discount rates for collaterals against Turkish Lira transactions based on type and maturity and increase in foreign exchange collateral deposit limits for Turkish Lira transactions of banks from 7.2 billion Euros to 20 billion Euros. Foreign exchange liquidity management measures include option to borrow foreign exchange deposits in one-month maturity and if deemed necessary increase in foreign exchange deposit limits.

On August 15, 2018, the Banking Regulation and Supervision Agency (the “BRSA”) has made an announcement and indicated that: total notional principle amount of banks’ currency swaps and other similar products (spot and forward foreign currency transactions) with foreign counterparties where at the initial date local banks pay TRY and receive foreign currency, cannot exceed 25% of the bank’s the most recently calculated regulatory equity. In this regard, unless current excess is eliminated, no further transactions of these types could be executed and maturing transactions shall not be renewed. The above mentioned ratio shall be calculated daily on a consolidated and solo basis. The limit was previously set as 50% by the BRSA on its announcement dated August 13, 2018. On August 17, 2018, the BRSA has made another announcement and indicated that, in addition to the swap transactions, forward, option and other similar derivative transactions of banks (other than swaps), in which local banks carry out to receive TRY at the maturity date, have also been included within the scope of the limitation set forth above. Another BRSA announcement on September 8, 2018, provided an exception and took the transactions of banks with their foreign subsidiaries out of the restriction, on the condition that such subsidiaries are credit or financial entities subject to consolidation with Turkish banks. On September 17, 2018, the BRSA announced that transactions with a maturity of “90 to 360 days” shall be weighted 75% and transactions with a maturity of “360 days and over” shall be weighted 50% in the calculation of the transactions included within the 25% limit.

On August 17, 2018, the Central Bank signed a Swap Agreement with Qatar Central Bank over Turkish Lira and Qatari Riyal and concluded with an overall limit of 3 billion USD. The Central Bank stated that core objective of the agreement is to facilitate bilateral trade in respective local currencies and support financial stability of the two countries.

On August 29, 2018, the Central Bank doubled the banks’ borrowing limits for overnight transactions at the Interbank Money Market established within the Bank in accordance with its announcement on August 13, 2018.

On August 31, 2018, the Central Bank announced that in addition to the Turkish lira-settled forward foreign exchange sale auctions held at the Central Bank, transactions will also be conducted at the Derivatives Market operating under Borsa İstanbul to contribute to the effective functioning of foreign exchange markets. The Central Bank also announced that Turkish Lira currency swap market has been opened at the Central Bank to increase the efficiency in Turkish Lira and foreign exchange liquidity management. The Central Bank noted that the transactions will be conducted via quotation method with banks authorized in the Foreign Exchange and Banknotes Market within their pre-determined limits.

On September 3, 2018, the Central Bank stated that recent developments regarding the inflation outlook indicate significant risks to price stability and that it will take the necessary actions to support price stability. Accordingly, monetary stance will be adjusted at the September Monetary Policy Committee Meeting in view of the latest developments.

On September 13, 2018, the Monetary Policy Committee has decided to increase the policy rate (one-week repo auction rate) from 17.75% to 24%. The Committee stated that recently released data indicate a more significant rebalancing trend in the economic activity. The Committee also noted that external demand maintains its strength, while slowdown in domestic demand accelerates. The Committee reiterated that tight stance in monetary policy will be maintained decisively until inflation outlook displays a significant improvement. The Committee added that inflation expectations, pricing behavior, lagged impact of recent monetary policy decisions, contribution of fiscal policy to rebalancing process, and other factors affecting inflation will be closely monitored and, if needed, further monetary tightening will be delivered. In addition, the Central Bank announced that the Central Bank funding, which is currently provided through overnight lending, will be provided via one-week repo auctions starting from September 14, 2018.

On September 13, 2018, Decree No. 32 Regarding Protection of the Value of Turkish Currency was amended by the Presidential Decree No. 85. The amendment requires that the transaction value and other payment obligations arising from certain types of transactions, conducted between Turkish residents, are prohibited from being in a foreign currency or to be indexed to a foreign currency. These transactions are (i) sale and purchase of moveable properties and real estate, (ii) all kinds of leasing of moveable properties and real estate including vehicles and financial leasing, (iii) employment, (iv) service and (v) construction. The amendment stipulates that foreign currency values in the transactions executed before the enactment of the Presidential Decree shall be re-determined in Turkish Lira by their parties within 30 days from September 13, 2018. The Ministry of Treasury and Finance is authorized by the Presidential Decree to determine certain exceptions. On October 6, 2018, Communique No. 2018-32/51, which amends the Communique in relation to Decree No. 32 Regarding the Protection of the Value of Turkish Currency, was published in the Official Gazette. Communique No. 2018-32/51 sets out certain exceptions that will allow payment obligations in business agreements to be made in foreign currencies or indexed to foreign currencies.

BANKING SYSTEM

The banking system in the Republic had a capital adequacy ratio of 17.34 and a relatively low non-performing loan ratio of 2.85% as of August 2018.

As of August 2018, the loan to deposit ratio and net income margin of the banking sector were 125.24% and 1.05%, respectively.

As of October 15, 2018, the RRRs for Turkish Lira deposits/participation accounts were between 1.5% and 5.0% depending on maturity. Furthermore, as of that date RRRs were 8.0% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 1 and 3 months).

On December 1, 2017, the Turkish Banking Regulation and Supervision Agency granted the Bank of China a license to operate in Turkey.

PUBLIC FINANCE AND BUDGET

From January to September 2018, the central government consolidated budget expenditures were approximately TL 603.5 billion (compared to TL 488.2 billion during the same period of 2017), the central government consolidated budget revenues were approximately TL 546.8 billion (compared to TL 456.6 billion during the same period of 2017), the central government consolidated budget deficit was approximately TL 56.7 billion (compared to a deficit of approximately TL 31.6 billion during the same period of 2017), and the central government consolidated budget primary surplus was approximately TL 3.7 billion (compared to a surplus of approximately TL 15.0 billion during the same period of 2017).

In September 2018, the central government consolidated budget expenditures were approximately TL 67.0 billion (compared to approximately TL 54.4 billion during the same month of 2017), the central government consolidated budget revenues were approximately TL 61.1 billion (compared to approximately TL 48.0 billion during the same month of 2017), the central government consolidated budget deficit was approximately TL 6.0 billion (compared to a deficit of approximately TL 6.4 billion during the same month of 2017), and the central government consolidated budget primary surplus was approximately TL 4.3 billion (compared to a surplus of approximately TL 2.0 billion during the same month of 2017).

The following table sets forth the details of the central government budget for the periods indicated:

Central Government Budget (Thousand TL)	January- September 2018 (cumulative)	September 2018
Budget Expenditures	603,543,866	67,045,763
1-Excluding Interest	543,125,075	56,830,132
Compensation of Employees	150,649,462	17,824,883
Social Security Contributions	25,010,734	2,889,528
Purchase of Goods and Services	46,439,281	5,081,915
Current Transfers	242,582,526	24,062,872
Capital Expenditures	52,198,690	4,677,820
Capital Transfers	10,735,117	1,046,387
Lending	15,509,265	1,246,727
2-Interest	60,418,791	10,215,631
Budget Revenues	546,818,018	61,082,503
1-General Budget Revenues	526,992,834	58,858,819
Taxes	459,350,471	49,235,735
Property Income	22,347,783	906,520
Grants and Aids and Special Revenues	1,296,018	89,041
Interest, Shares and Fines	37,809,451	8,135,794
Capital Revenues	5,816,856	478,833
Collections from Loans	372,255	12,896
2-Special Budget Institutions	15,653,187	1,916,585
3-Regularity & Supervisory Institutions	4,171,997	307,099
Budget Balance	-56,725,848	-5,963,260
Balance Excluding Interest	3,692,943	4,252,371

Source: Ministry of Treasury and Finance

A decree and a communiqué amending Decree No. 32 on Protection of the Value of Turkish Currency (published in the Official Gazette dated August 11, 1989, No. 20249) issued by the Council of Ministers under the Law No. 1567, and the Communiqué on Decree No. 32 on Protection of the Value of Turkish Currency (published in the Official Gazette dated February 28, 2008 and numbered 26801), was published in the Official Gazette dated January 25, 2018. The amendments, which introduce new provisions regarding the utilization of foreign exchange loans, became effective on May 2, 2018. With the new restrictions, real sector enterprises’ borrowings in foreign currency are to be determined according to their revenues in foreign currency. While the enterprises which do not generate revenues denominated in foreign currency are forbidden from borrowing in foreign currency (certain exceptions may apply), those having foreign currency revenues are allowed to borrow in foreign currency with some limitations. Further, the new amendment forbids Turkish households from taking out foreign currency indexed loans.

Law No. 7104 amending the VAT Law and Certain Laws and Law Decree No. 178 was published on the Official Gazette No. 30383 dated April 6, 2018. Law No. 7104 is part of certain structural reforms carried out to incentivize investment, production and exportation. It aims to reduce the financial burden of VAT on enterprises by providing significant incentives, decrease the current account deficit in the medium-term, decrease the size of the informal economy and, thus, contribute to the economic development of Turkey.

PRIVATIZATION

In 2018, the privatization implementations of Turkey amounted to U.S.$1,242.63 million as of October 3, 2018.

The following table sets out a summary of the most significant privatization implementations completed in 2018:

Name of The Company or Asset	Date of Privatization	Amount (U.S. Dollars)
EÜAŞ - Menzelet ve Kılavuzlu HES	3/9/2018	335,004,857
T. Şeker Fabrikaları - Turhal Şeker Fabrikası	6/7/2018	123,440,720
T. Şeker Fabrikaları - Çorum Şeker Fabrikası	6/25/2018	112,156,679
T. Şeker Fabrikaları - Afyon Şeker Fabrikası	8/17/2018	125,038,805

Note: Only privatizations worth U.S.$100 million or more are listed above.

Total privatization proceeds realized by the Turkish Privatization Administration since 1985 amounted to U.S.$70.14 billion as of October 3, 2018.

On February 20, 2018, the Turkish Privatization Administration announced that it would hold tenders in April for the privatization of 14 sugar factories, which were included in the privatization program in 2008. The Privatization Administration of Turkey started to conduct separate tenders to privatize these sugar factories. As of October 3, 2018, eight of them have been privatized.

DEBT

The Central Government’s total domestic debt stock was approximately TL 579.4 billion as of the end of August 2018, compared to approximately TL 513.3 billion as of the end of August 2017.

In August 2018, the average maturity of the Republic’s domestic cash borrowing was 53.5 months, as compared to 71.5 months in August 2017. The average annual interest rate on domestic cash borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 20.11% in August 2018, compared to 11.15% in August 2017.

The total gross outstanding external debt of the Republic was approximately U.S.$456,961 million (at then-current exchange rates) at the end of the second quarter of 2018.

The following table summarizes the gross external debt profile of the Republic (at period end):

	2018
Gross External Debt Profile (in millions USD)	Q1	Q2
GROSS EXTERNAL DEBT	466,657	456,961
SHORT-TERM	122,248	119,722
Public Sector	24,038	24,129
Central Bank	93	81
Private Sector	98,117	95,512
LONG-TERM	344,409	337,239
Public Sector	116,824	115,064
Central Bank	560	497
Private Sector	227,025	221,678

Source: Ministry of Treasury and Finance

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Turkey for the periods indicated:

	2013	2014	2015	2016	2017	2018
Nominal GDP (billion TL)	1,810	2,044	2,339	2,609	3,105	884	**
Real GDP Growth (%)	8.5	5.2	6.1	3.2	7.4	5.2	**
Unemployment (%)	9.0	9.9	10.3	10.9	10.9	10.8	***
Consumer Price Index (%)	7.40	8.17	8.81	8.53	11.92	24.52	*****
Domestic Producer Price Index (%)	6.97	6.36	5.71	9.94	15.47	46.15	*****
Current Account Deficit (million USD)	63,621	43,597	32,118	32,605	47,170	30,579	****
Public Sector Primary Balance /GDP (%)	0.9	0.5	0.6	-0.6	0.2	-0.5	*
Central Government External Debt Stock (million USD)	85,663	85,163	81,738	82,535	90,239	89,436	****
Public Sector Borrowing Requirement/GDP (%)	0.5	0.5	0.0	1.0	1.8	2.7	*

*	2019-2021 New Economy Program target
**	As of the second quarter of 2018
***	As of July 2018
****	As of August 2018
*****	As of September 2018

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From April 13, 2018 to October 12, 2018, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) decreased by 11.8%.